                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                               (AMENDMENT NO. 2) (1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         Friendly Ice Cream Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    358497105
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Martin L. Budd, Esq.
                             Day, Berry & Howard LLP
                              One Canterbury Green
                             Stamford, CT 06901-2047
                                 (203) 977-7300

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

------------------------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             Page 2 of 3 Pages

Item 4.  PURPOSE OF TRANSACTION:

The Reporting Parties acquired these shares of Common Stock of the Issuer as an investment in the Issuer. Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any securities of the Issuer, or the Issuer's directors and management to the extent deemed advisable in light of developments in the affairs of the Issuer, market prices of the Issuer's securities, market conditions and other factors. Mr. Blake is discussing with management certain aspects of the Issuer's business including possible cost cutting measures and has had non-confrontational discussions about possible changes in the membership of the Board of Directors.

Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                                             Page 3 of 3 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 12, 2001
                                                 /s/ S. PRESTLEY BLAKE
                                                 ------------------------------
                                                     S. Prestley Blake


Dated:  January 12, 2001
                                                 SPB FAMILY LIMITED PARTNERSHIP


                                                 /s/ S. PRESTLEY BLAKE
                                                 ------------------------------
                                                 By:  S. Prestley Blake
                                                      General Partner


Dated:  January 12, 2001
                                                 THE HELEN D. BLAKE 1993 TRUST


                                                 /s/ HELEN D. BLAKE
                                                 ------------------------------
                                                 By:  Helen D. Blake
                                                      Trustee